UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

CONTENTS

This Current Report on Form 6-K (this “Form 6-K”) relates to the Special Meeting of Shareholders (the “Special Meeting”) of Despegar.com, Corp. (the “Company” or “Despegar”) that will be held at 1:00 p.m. (British Virgin Islands local time) on Tuesday, March 4, 2025, at the Company’s offices located at 4th Floor, Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. At the Special Meeting, the Company’s shareholders will be asked to consider and vote on (a) a proposal to adopt and approve (i) the Agreement and Plan of Merger, dated December 23, 2024 (such agreement, as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”) and a wholly-owned subsidiary of Prosus N.V. (“Prosus”), MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability (“Merger Sub”) and a wholly owned indirect subsidiary of Parent, and Despegar, providing for the acquisition of Despegar by Parent via the Merger (as defined below), (ii) the plan of merger attached as Annex B to the Proxy Statement (as defined below) and in substantially the form agreed to in the Merger Agreement (the “Plan of Merger”), and (iii) all transactions contemplated by the foregoing (including, without limitation, the finalization, execution and filing of the articles of merger and Plan of Merger with the Registry of Corporate Affairs in the British Virgin Islands) (collectively, the “Merger Proposal”), and (b) a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the Merger Proposal if there are insufficient votes to approve the Merger Proposal at the time of the Special Meeting. Upon the terms and subject to the conditions of the Merger Agreement, Parent will acquire Despegar via the merger of Merger Sub with and into Despegar, with the separate corporate existence of Merger Sub thereupon ceasing and Despegar continuing as the surviving company and a wholly-owned indirect subsidiary of Parent (the “Merger”).

As previously disclosed on Despegar’s current report on Form 6-K furnished on January 30, 2025 (the “Proxy 6-K”), the Company commenced dissemination of a Notice of Special Meeting of Shareholders of the Company (the “Notice”), together with the proxy statement accompanying the Notice (the “Proxy Statement”), with attached annexes (collectively, the “Proxy Materials”), on January 30, 2025 to Despegar shareholders of record as of the close of business on January 27, 2025. A copy of the Proxy Material is attached as Exhibit 99.1 to the Proxy 6-K.

This Form 6-K is being furnished to amend and supplement the Proxy Statement. The information contained in this Form 6-K is incorporated by reference into the Proxy Statement. Terms used in this Form 6-K, but not otherwise defined herein, have the meanings ascribed to such terms in the Proxy Statement. To the extent that information in this Form 6-K differs from, or updates information contained in, the Proxy Statement, the information in this Form 6-K shall supersede or supplement the information in the Proxy Statement.

The sections of the Proxy Statement entitled “The Merger – Interests of Despegar’s Directors and Executive Officers in the Merger – Retention and Transaction Bonuses” and “The Merger – Interests of Despegar’s Directors and Executive Officers in the Merger – Arrangements with Parent” are hereby amended and restated in their entirety to read as follows:

Retention and Transaction Bonuses

In recognition of her critical role in ensuring the success of the Transactions, Monica A. S. da Silva, Despegar’s Vice President of Legal and General Counsel, has entered into a Transaction Bonus Agreement, dated as of November 22, 2024, by and between Ms. da Silva and Despegar (the “Transaction Bonus Agreement”) pursuant to which, subject to the Closing and her continued employment with Despegar through the Closing, she is entitled to receive payment of a transaction bonus in the amount of $75,000 (without interest), less applicable taxes and authorized deductions, payable within 30 business days following the Closing. Notwithstanding the foregoing, if Ms. da Silva’s employment with Despegar is terminated without Cause (as defined in the Transaction Bonus Agreement) prior to payment of the transaction bonus, the right to payment of the transaction bonus will remain outstanding and will vest and become payable upon the Closing.

Additionally, subsequent to mailing the Proxy Materials, Prosus agreed that following the Closing Despegar will enter into cash transaction and retention bonus agreements with certain of the Company’s executive officers in the amounts and pursuant to the terms set forth below.

Name	Transaction Bonus Amount ($)	Retention Bonus Amount ($)
Damián Scokin	—	1,500,000
Amit Singh	600,000	—
Gonzalo García Estebarena	100,546	653,550
Monica A. S. da Silva	—	200,000
Maximiliano Gonzalez Costa	79,112	461,486
Marcelo Amadeo Grether	90,403	602,686

The retention bonuses (the “Retention Bonuses”) will vest 50% on the first anniversary of the Closing and 50% 18 months following the Closing, subject to the Closing and the Retention Bonus recipient’s continued employment with the Company through each vesting date. Vested Retention Bonuses will be payable less applicable taxes and authorized deductions as soon as reasonably practicable following each vesting date. Notwithstanding the foregoing, if a Retention Bonus recipient’s employment with the Company is terminated without cause, the Retention Bonus will accelerate and any unvested portion will vest as of the date of such recipient’s termination of employment without cause. Retention Bonus amounts may be reduced to the extent necessary to avoid adverse tax consequences under Sections 280G and 4999 of the Code.

The transaction bonuses (the “Transaction Bonuses”) will vest in full upon the Closing, subject to the Closing and the Transaction Bonus recipient’s continued employment with the Company through the Closing, and be paid less applicable taxes and authorized in a single lump sum payment as soon as reasonably practicable following the Closing. Transaction Bonus amounts may be reduced to the extent necessary to avoid adverse tax consequences under Sections 280G and 4999 of the Code.

Arrangements with Parent

Except with respect to the Retention Bonuses and the Transaction Bonuses, as more particularly described under “—Retention and Transaction Bonuses” above, none of our executive officers has entered into any agreement with Parent or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company or one or more of its affiliates and no discussions regarding employment or compensation arrangements for executive officers following the Merger have occurred. Prior to and following the Closing, however, certain of our executive officers, may have discussions and may enter into agreements with Parent, the Surviving Company or their respective subsidiaries or affiliates regarding service with the Surviving Company or one or more of its affiliates on and after the Closing Date.

Incorporation by Reference

The contents of this report on Form 6-K are hereby incorporated by reference into the Proxy Statement to the extent not superseded by documents or reports subsequently filed.

Cautionary Note Regarding Forward-Looking Statements

This report includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. The Company bases these forward-looking statements on its current beliefs, expectations and projections about future events and trends affecting its business and its market. Many important factors could cause the Company’s actual results to differ substantially from those anticipated in its forward-looking statements, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. The words “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. The Company is subject to risks and uncertainties in relation to the proposed transaction, including: (A) that the Company and Parent may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) the inability to complete the proposed transaction due to the failure to obtain the Company shareholders’ approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (D) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (E) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed transaction; (F) the effect of the announcement of the proposed transaction on the Company’s relationships with its customers, suppliers, operating results and business generally and (G) the outcome of any legal proceedings to the extent initiated against the Company, Parent or others following the announcement of the proposed transaction, as well as the Company’s and Parent’s management’s response to any of the aforementioned factors.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file or furnish relevant materials with or to the SEC, including the Proxy Materials furnished on the Form 6-K on January 30, 2025. Promptly after furnishing the Form 6-K to the SEC, the Company mailed or otherwise provided the Proxy Materials to each of its shareholders entitled to vote at the Special Meeting. This communication is not a substitute for the Proxy Materials or any other document that the Company may file or furnish with or to the SEC or disseminate to its shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT THE COMPANY WILL FILE OR FURNISH WITH OR TO THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Proxy Materials and other relevant materials in connection with the Merger Proposal (when they become available), and any other documents filed or furnished with or to the SEC by the Company, may be obtained free of charge at the SEC’s website at www.sec.gov or at the Company’s website at https://investor.despegar.com/financials/sec-filings/default.aspx.

No Offer or Solicitation

This current report is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction proceed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2025

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel